May 13, 2025

Pratik Shah
Chief Executive Officer
Design Therapeutics, Inc.
6005 Hidden Valley Road, Suite 110
Carlsbad, CA 92011

       Re: Design Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 7, 2025
           File No. 333-287043
Dear Pratik Shah:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Kenneth J. Rollins, Esq.